Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following advertisement was made available in connection with the transaction:

From the desk of John Legere

An Open Letter to Consumers,

For the last six years, T-Mobile has made some of the most radical moves in wireless. As the Un-carrier, we’ve forced an entire industry to change for the better. But we are NOT done.

As we prepare to merge with Sprint and create the New T-Mobile, we are ready to supercharge the Un-carrier and change the wireless industry like never before.

Through this merger, the New T-Mobile will be able to build a truly transformational, nationwide 5G network with 14 times more capacity than T-Mobile has today. That network will fuel innovation and allow us to go big. Really big – for everyone.

		NEW T-MOBILE		INDUSTRY STATUS QUO
5G FOR ALL	☒	The New T-Mobile will build a world-leading 5G network covering 99% of the nation’s population with 14 times the capacity of today’s T-Mobile.	☐	Verizon continues very limited 5G in “some parts of some cities,” while AT&T deceives customers about their 5G capabilities.

PRICES	☒	The New T-Mobile is committed to lower prices. That’s why we’re lowering the price of our most affordable plan by 50%. And not charging extra for 5G access.	☐	Verizon and AT&T nickel and dime consumers with what adds up to billions of fees each year.

RURAL AMERICA	☒	The New T-Mobile will bring 5G coverage to 90% of rural America, along with thousands of jobs.	☐	Verizon, AT&T, Comcast and Charter continue to underserve rural Americans.

BROADBAND COMPETITION	☒	The New T-Mobile will market in-home broadband to over half of U.S. households, saving consumers billions.	☐	Big cable dominates broadband, with little competition or choice.

JOBS	☒	The New T-Mobile will create more jobs on day one and every day thereafter than the combined standalone companies, totaling over 11,000 more jobs by 2024.	☐	Thousands of jobs won’t be created.

The New T-Mobile won’t simply be a bigger wireless company. We will be a better one. Wireless has already left behind millions. The 5G era can either fix that or push them further away from our digital world. That’s why New T-Mobile will launch three important new initiatives: Connecting Heroes – A 10-year commitment for FREE 5G access to EVERY first responder at EVERY public and non-profit state and local police, fire and EMS agency across the entire country. Project 10 Million – A $10B commitment built to eradicate the homework gap for millions of children, giving FREE service to 10 million households – an unprecedented move! T-Mobile Connect – A groundbreaking prepaid solution for everyone at HALF the price of the lowest offer today – for just $15 per month.

But we can’t bring this to life yet. We are still working to educate a few State Attorneys General on the benefits of this proposed merger … the innovation and competition it will drive, and the reasons it is different. But if they ultimately can’t see the value we’ll deliver, consumers will lose. America will lose. They need to join the fight for U.S. wireless consumers rather than stand in the way.

So, to all of you who believe in change and digital equality for people from major metros to the rural farmlands, the New T-Mobile is ready. To all of them – to all of you – let us get to work delivering 5G for GOOD.

CEO, T-Mobile

Learn more about New T-Mobile.	TMobile.com/UnCarrier
#5GFORALL

A 5G capable device will be required to access T-Mobile’s 5G network; coverage not available in some areas. While 5G access won’t require a certain plan or feature, some uses/services might. On all plans, video typically streams at 480p. Connecting Heroes is for state & local fire, police, and EMT agencies who verify eligibility. Project 10 Million requires verification of low income and home internet need for eligible student; full terms available at enrollment. Taxes & fees additional for T-Mobile Connect. Network Management: Programs/services may be slowed, suspended, terminated, or restricted for interference with our network or ability to provide quality service to other users or abusive/excessive use. On-device usage is prioritized over tethering usage, which may result in higher speeds for data used on device.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements, including the risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.